DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-25-07

RECD S.E.C.
MAR 2 2 2007
1086

March 19, 2007

Gary L. Sellers
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2007

Re: Sirius Satellite Radio Inc.
Incoming letter dated January 25, 2007

Dear Mr. Sellers:

This is in response to your letter dated January 25, 2007 concerning the shareholder proposal submitted to Sirius Satellite Radio by Jeffrey Gelb. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

07050026

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jeffrey Gelb
2209 Avenue K
Galveston, TX 77550

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2695

E-MAIL ADDRESS
gsellers@stblaw.com

VIA FEDERAL EXPRESS

January 25, 2007

Re: Sirius Satellite Radio Inc./Rule 14a-8 of the Securities Exchange Act of 1934, as amended
Exclusion of Shareholder Proposal submitted by Jeffrey Gelb

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of our client Sirius Satellite Radio Inc., a Delaware corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Mr. Jeffrey Gelb (the "Proponent") from its proxy materials for its 2007 annual meeting of stockholders (the "Annual Meeting"). The Company respectfully requests that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reasons set forth below. The Company expects to hold the Annual Meeting on Thursday, May 24, 2007 and file its definitive proxy materials for the Annual Meeting with the Commission on or about April 20, 2007. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j).

The Proponent has submitted for inclusion in the 2007 proxy materials a proposal requesting:

"That all bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $4.50 per share.
That 75% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $6.00 per share.
That 50% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $7.50 per share.
That 25% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $9.00 per share."

As more fully set forth below, the Company believes that the Proposal is excludable from the Company's 2007 proxy materials because the Proponent failed to satisfy the eligibility requirements under Rule 14a-8(b) and Rule 14a-8(f) by failing to submit (1) evidence of ownership of the requisite amount of securities within 14 days of being notified by the Company of the procedural and eligibility deficiencies in the Proposal and (2) a written statement that he intends to hold his securities in the Company through the date of the Annual Meeting, despite being notified of the requirement. In addition, the Company believes that the Proposal is excludable from the Company's 2007 proxy materials pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(3) because it is improper under the laws of the state of Delaware and constitutes a violation of the proxy rules because it is vague, indefinite and misleading.

DISCUSSION

A. Rule 14a-8(b)/(f) – The Proponent Has Not Provided Evidence of Ownership

The Company received the Proponent's initial submission in May 2006. A copy of the Proponent's letter is attached as Exhibit A. The Proponent's letter failed to include any evidence of his ownership of the requisite amount of the shares of the Company's common stock or any statement of the Proponent's intent to hold his securities through the date of the Annual Meeting.

By letter dated December 11, 2006, the Company informed the Proponent that he needed to cure (within 14 days of his receipt of the Company's letter) the procedural and eligibility deficiencies in his submission by providing: (1) information proving that he has held, for at least one year prior to the date of his submission, shares of the Company's common stock having at least $2,000 in market value, or 1% of the outstanding shares of the Company's common stock, as required by Rule 14a-8(b); and (2) a written statement that he intends to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b). In addition, the Company included, with its letter, a copy of Rule 14a-8. A copy of the Company's December 11, 2006 correspondence is attached hereto as Exhibit B. The Company's letter was sent by facsimile and courier; the fax copy and the courier delivery were received by the Proponent on December 12, 2006, as evidenced by the copy of the facsimile confirmation and the FedEx receipt attached hereto as Exhibit C.

The Company's records do not list the Proponent as a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). To date, the Company has received no response from the Proponent to its December 11, 2006 letter.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b). See Merck & Co., Inc. (December 11, 2006), The Procter & Gamble Company (July 26, 2006), General Motors Corporation (April 3, 2006), Motorola, Inc. (January 10, 2005), Johnson & Johnson (January 3, 2005) and Agilent Technologies (November 19, 2004). In accordance with Rule 14a-8(f), on December 11, 2006, the Company informed the Proponent that he was not a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to the Proponent a copy of, and directed him to, Rule 14a-8(b), which provides guidance on means to provide evidence of the requisite stock ownership. To date, the Proponent has not provided any evidence of his ownership of the requisite amount of the Company's common stock. Given the foregoing, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(1), because the Proponent failed to submit written evidence of his ownership of the requisite amount of the Company's common stock even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f).

Additionally, the Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See Fidelity Cash Reserves (May 8, 2006), The Coca-Cola Co. (January 8, 2001) and New Jersey Resources Corp. (December 3, 1997). Consistent with this Staff position, the Company believes that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(2) because the Proponent failed to submit any such written notification, even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f).

B. Rule 14a-8(i)(1) – The Proposal Is Not a Proper Subject Under Delaware Law

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization, in this case Delaware.

Section 141(a) of the Delaware General Corporate Law ("DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Similarly, the Company's Amended and Restated Certificate of Incorporation states in Article Seventh that the business and affairs of the Company shall be managed by or under the direction of the Board of Directors. Additionally, Section 122(15) of the DGCL authorizes corporations to establish and carry out stock option, incentive and compensation plans for any or all of its directors, officers and employees. These powers are generally within the sole authority of a corporation's board, and the exercise of these powers is protected by the presumption of the business judgment rule. See In re Walt Disney Co. Derivative Litigation, 731 A.2d 342, 362 (Del. Ch. 1998), rev'd on other grounds, 746 A.2d 244 (Del. 2000) (stating that "in the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation"); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) (stating that "generally directors have the sole authority to determine compensation levels and this determination is protected by the presumption of the business judgment rule").

The Staff has permitted the exclusion of shareholder proposals that direct a company's board of directors to take certain actions inconsistent with the discretionary authority provided to the board under state law. See Peregrine Pharmaceuticals, Inc. (July 28, 2006) (proposal requiring the company to freeze and roll back all base compensation of directors and executive officers and eliminate all future incentive or bonus compensation of directors and executive officers until the company's market capitalization reaches certain levels as an improper subject under Delaware law); Phillips Petroleum Co. (Quintas) (March 13, 2002) (proposal requiring an increase in executives' salaries of three percent per year as an improper subject under Delaware law); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors as an improper subject under Pennsylvania law); El Paso Energy Corp. (March 9, 2001) (proposal requiring the cancellation of the company's restricted stock grant program as an improper subject under Delaware law); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors as an improper subject under state law); 3D Systems Corp. (April 6, 1999) (proposal prohibiting the awarding of an incentive plan to executive officers unless the company's stock value increased as an improper subject under Delaware law); SBC Communications, Inc. (January 11, 1999) (proposal mandating the abolition of all stock options as an improper subject under Delaware law).

By its terms, the Proposal is not cast as either a recommendation or request to the Company's Board of Directors; instead, it mandates that these actions be taken. To implement the Proposal, the Company's Compensation Committee and Board of Directors would be forced to implement new compensation terms, regardless of whether the Compensation Committee or the Board of Directors conclude that such action is appropriate or in the Company's best interest. By denying the Board of Directors its statutory authority and responsibility to manage the Company's business and affairs, including compensation to be paid to the Company's directors, implementation of the Proposal would violate Delaware law. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(1).

C. Rule 14a-8(i)(3) – The Proposal Violates the Proxy Rules Because It is Vague, Indefinite and Misleading

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the resolution contained in the proposal is so inherently vague or indefinite, that neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Staff Legal Bulletin 14B (September 15, 2004). The Staff has on many occasions permitted the exclusion under Rule 14a-8(i)(3) of proposals related to executive compensation when critical terms or concepts in the proposal are so vague and indefinite that the compensation arrangements being referred to in the proposal, or the action desired under the proposal, either are not clear or are subject to a variety of interpretations. See Eastman Kodak Company (March 3, 2003) (proposal requested that "the Top Salary be 'capped' at $1 million to include bonus, perks [and] stock options;" the company argued that the proposal did not, among other things, provide guidance on how it should be implemented by failing to define "critical terms" such as perks and how options were to be valued and the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite); Otter Tail Corporation (January 12, 2004) (proposal requested that future executive salary or stock option plans be changed to "limit" any benefits for either salary or stock options for 5 years; the Staff concurred that the company could exclude the proposal as vague and indefinite); General Electric Co. (January 23, 2003) (proposal requested an individual cap on salaries and benefits of $1 million for General Electric officers and directors; the company argued that the proposal failed to define the critical term "benefit" or otherwise provide guidance on how it should be implemented; the Staff concurred that the company could exclude the proposal as vague and indefinite).

For example, the Proposal does not address how the relevant target stock price ("price value") will be determined: does the Company look at the closing, or the average, price on the day the "bonuses and retainers" are determined or the day on which they are scheduled to be paid? Is the stock price based on a specific day or a trading average of indeterminate length? Would director compensation be pro-rated if the market price fluctuated between two or more of the target "price values"? Future stock issuances, stock splits, reverse splits, mergers and other corporate restructurings further complicate the proper interpretation of these "target" values. Would the values be adjusted to reflect such events? The Proposal provides that in certain cases a percentage of the bonuses and retainer would be "withheld" from directors: Are these amounts withheld indefinitely or only until the shares of common stock of the Company reach the "price value"? And can the Board of Directors, as is its right under Delaware law, simply increase director compensation to offset any percentage reduction based on the "price value" of common stock?

These ambiguities render the Proposal so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures are required by the Proposal.

In addition, the Company believes that the Proposal, if adopted, would be misleading under Rule 14a-9. The note to Rule 14a-9 provides that "[p]redictions as to specific future market values" may be misleading within the meaning of Rule 14a-9. By penalizing directors for so long as the underlying common stock price does not exceed $9.00 per share, a reader of the Proposal may improperly infer that the appropriate price floor exceeds $9.00 per share. The Company's inclusion of the Proposal in the 2007 proxy materials, as well as the Board's ultimate adoption of such a Proposal, would acknowledge the predictive view that a common stock price above $9.00 is an appropriate future market value and, hence, a misleading statement for purposes of Rule 14a-9.

For all these reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(3) as a violation of proxy rules.

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent. We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed, self-addressed stamped envelope.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-2695 or Patrick L. Donnelly, Executive Vice President, General Counsel and Secretary of the Company, at (212) 584-5180.

Sincerely,

Gary L. Sellers

Enclosures: six copies of this letter, including exhibits

cc: Jeffrey Gelb

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius Satellite Radio Inc.

Exhibit A

Jeffrey Gelb
Attorney At Law

2209 Avenue K
Galveston, Texas 77550
(409) 763-0004
(409) 763-0073 Fax

May 11, 2006

Sirius Satellite Radio
Attn: Corporate Secretary
1221 Avenue of Americas
36th Floor
New York, NY 10020

Dear Sir:

I would like to have the following resolution be voted upon for the 2007 stockholders meeting:

"That all bonuses and retainer be with held from Directors compensation if the price value of common stock does not exceed $4.50 per share.
That 75% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $6.00 per share.
That 50% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $7.50 per share.
That 25% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $9.00 per share."

Cordially,

Jeffrey Gelb

Jeffrey Gelb
stockholder of Sirius Satellite Radio

Exhibit B

SIRIUS
SATELLITE RADIO

1221 Avenue of the Americas
New York, NY 10020
tel//212.584.5100
fax//212.584.5200

sirius.com

December 11, 2006

VIA FEDERAL EXPRESS AND FACSIMILE

Jeffrey Gelb
Attorney At Law
2209 Avenue K
Galvestone, Texas 77550

Dear Mr. Gelb:

Sirius Satellite Radio Inc. (the "Company") received a copy of your letter dated May 11, 2006, a copy of which is attached.

The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of the Company's common stock having at least $2,000 in market value (or 1% of the Company's common stock), as required by Rule 14a-8(b) under the Exchange Act. Our records do not list you as a registered holder of shares of the Company's common stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2), a copy of which is attached, tells you how to prove your eligibility to submit a proposal (for example, if your shares are held indirectly through your broker or bank). Specifically, Rule 14a-8(b)(2) provides that you can submit proof through:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you had continuously held the required amount of the Company's common stock for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

2. You did not include a statement that you intend to continue to hold such shares of the Company's common stock through the date of the 2007 Annual Meeting of Shareholders, as required by Rule 14a-8(b)(2).

The foregoing must be corrected and the requested information furnished to us electronically or by mail. The information must be transmitted electronically or postmarked no later than 14 calendar days from the date you receive this letter of notification. If you fail to provide a timely response, this would provide grounds for the Company to exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act. To transmit your reply electronically, please reply to my attention at the following fax number: (212) 584-5353 or by e-mail to RZiegler@siriusradio.com. To reply by mail, please reply to my attention at Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, New York 10020.

Please contact me at (212) 901-6670 should you have any questions. We appreciate your interest in the Company.

Sincerely,

Ruth Ziegler
Deputy General Counsel

Enclosures

cc: Simone E. Bono
Simpson Thacher & Bartlett LLP

Jeffrey Gelb
Attorney At Law

2209 Avenue K
Galveston, Texas 77550
(409) 763-0004
(409) 763-0073 Fax

May 11, 2006

Sirius Satellite Radio
Attn: Corporate Secretary
1221 Avenue of Americas
36th Floor
New York, NY 10020

Dear Sir:

I would like to have the following resolution be voted upon for the 2007 stockholders meeting:

"That all bonuses and retainer be with held from Directors compensation if the price value of common stock does not exceed $4.50 per share.
That 75% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $6.00 per share.
That 50% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $7.50 per share.
That 25% of bonuses and retainer be withheld from Directors compensation if the price value of common stock does not exceed $9.00 per share."

Cordially,

Jeffrey Gelb
Jeffrey Gelb
stockholder of Sirius Satellite Radio

made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTES TO § 240.14a-7 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a

Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself

before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all *other* cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 14(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

§240.14a-10 Prohibition of certain solicitations.

No person making a solicitation which is subject to §§240.14a-1 to 240.14a-10 shall solicit:

(a) Any undated or postdated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[17 FR 11434, Dec. 18, 1952]

§240.14a-11 [Reserved]

§240.14a-12 Solicitation before furnishing a proxy statement.

(a) Notwithstanding the provisions of §240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of §240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§240.14a-101)) and a description of their direct or indirect interests, by security

Exhibit C

hp LaserJet 3380

HP LASERJET FAX

Dec-12-2006 2:39PM

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
245	12/12/2006	2:34:57PM	Send	914097630073	4:02	8	OK

SIRIUS
SATELLITE RADIO

[illegible] Avenue of the Americas
New York, NY [illegible]
tel//[illegible]
fax//[illegible]
[illegible]

December 11, 2006

VIA FEDERAL EXPRESS AND FACSIMILE

Jeffrey Gelb
Attorney At Law
2209 Avenue K
Galvestone, Texas 77550

Dear Mr. Gelb:

Sirius Satellite Radio Inc. (the "Company") received a copy of your letter dated May 11, 2006, a copy of which is attached.

The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continously held, for at least one year prior to the date you submitted your proposal, shares of the Company's common stock having at least $2,000 in market value (or 1% of the Company's common stock), as required by Rule 14a-8(b) under the Exchange Act. Our records do not list you as a registered holder of shares of the Company's common stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2), a copy of which is attached, tells you how to prove your eligibility to submit a proposal (for example, if your shares are held indirectly through your broker or bank). Specifically, Rule 14a-8(b)(2) provides that you can submit proof through:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you had continuously held the required amount of the Company's common stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

FedEx Express

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

January 24,2007

Dear Customer:

The following is the proof of delivery you requested with the tracking number **798061686469.**

Delivery Information:

Status:	Delivered	**Delivery location:**	2209 AVENUE K Galvestone, TX 77550
Signed for by:	J.GELB	**Delivery date:**	Dec 12, 2006 13:36
Service type:	Priority Envelope		



Shipping Information:

Tracking number:	798061686469	**Ship date:**	Dec 11, 2006
		Weight:	0.5 lbs.

Recipient:
Jeffrey Gelb
2209 Avenue K
Galvestone, TX 77550 US

Shipper:
Denise Flemm
Sirius Satellite Radio
1221 Avenue of the Americas
New York, NY 10020 US

Reference 1300

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sirius Satellite Radio Inc.
Incoming letter dated January 25, 2007

The submission relates to director compensation.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Sirius may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Sirius' request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sirius omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sirius relies.

Sincerely,

Ted Yu
Special Counsel

END